Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems, Inc. Founder and CEO Matthew Pierce to Speak on Fan Engagement at Bowl Season Annual Meeting & Trade Show

Pierce to Present on Fan Engagement at College Football’s Premiere Event for Bowl Games

LOS ANGELES, August 3, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) today announced a panel speaking engagement for the company’s founder and CEO Matthew Pierce at the Bowl Season Annual Meeting & Trade Show.

Bowl Season is the collective coalition of the 44 bowl games played in the traditional college football postseason. Dubbed “A Celebration of College Football,” Bowl Season promotes the grand tradition of the bowl system and its endearing value to student-athletes. A nonprofit, Bowl Season spotlights the distinctiveness of each of the bowl games along with their histories and traditions, embracing and honoring the bowl experience for present and future generations.

Matthew Pierce will be speaking on Fan Engagement in the Post-Pandemic Era, a panel covering technology in credentialing, ticketing, safety and security, post-pandemic solutions, pre-bowl events and new ways to impact fans, both in-person and virtually by engaging fans as consumers. The panel will be moderated by Ben Sutton, Founder & Chairman of Teall Sports & Entertainment.

Matthew has spent his career working on the convergence of technology and entertainment including his work at the Boston Consulting Group and at Warner Bros., in addition to co-founding Rosum Corporation, which later sold to TruePosition, and founding O-Labs, a Los Angeles-based technology incubator that was a joint venture of Originate, Inc., Manatt Phelps & Phillips, and ICM Partners.

“We love college sports. College football is one of the greatest fan experiences that there is, and Versus is here to make that experience more interactive, more personal, and more fun. Versus is proud to bring fan engagement to college football fans with our partners at the Military Bowl and the Peach Bowl and we look forward to working with many others as well,” said Matthew Pierce, CEO of Versus Systems. “It’s an honor to be invited to speak at our first Bowl Season Annual Meeting & Trade Show.”

The 2021 Bowl Season Annual Meeting & Trade Show for industry professionals is being held August 2-4 at the Scottsdale Resort at McCormick Ranch in Scottsdale, AZ.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.